June 5, 2020

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington DC 20549
Attn: Kenneth Ellington

RE:	The Cushing® Energy Income Fund (811-22499)
The Cushing® MLP & Infrastructure Total Return Fund (811-22072) and
The Cushing® NextGen Infrastructure Income Fund (formerly The Cushing®
Renaissance Fund (811-22611)

Dear Mr. Ellington:

Thank you for your telephonic comments, provided to Skadden, Arps, Slate, Meagher & Flom LLP, as fund counsel, on May 26, 2020, concerning the annual reports to shareholder of The Cushing® Energy Income Fund (811-22499) (“SRF”), The Cushing® MLP & Infrastructure Total Return Fund (811-22072) (“SRV”) and The Cushing® NextGen Infrastructure Income Fund (formerly The Cushing® Renaissance Fund (811-22611) (“SZC”) (collectively, the “Funds”) for the fiscal year ended November 30, 2019 and other publicly available materials related to the Funds. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1:     Pursuant to Rule 12-13 of Regulation S-X, in the schedule of investments please disclose the notional amount for written options.

Response: In future reports, the Funds will disclose the notional amount for written options in accordance with Rule 12-13 of Regulation S-X.

Comment 2:     If the written options are OTC derivatives, please disclose the counterparty as required by Rule 12-13 of S-X.

Response: In future reports, the Funds will disclose the counterparty for written options that are OTC derivatives, in accordance with Rule 12-13 of Regulation S-X.

Comment 3:    Form N-CEN filed on February 13, 2020 by SRV discloses aggregate brokerage commissions paid by the Fund during the reporting period of $1,867,717, which represents approximately 2.5% of SRV’s average net assets. Please confirm if this amount is correct.

Response: The amount disclosed was incorrect due to a typographical error. The correct amount of commissions paid by the Fund during the reporting period was $186,717.

Comment 4:    On May 29, 2019, each Fund filed an amended Form N-CSR for the fiscal year ended November 30, 2018. Please supplementally provide the reason Form N-CSR and ensure that an explanatory note is provided in all future N-CSR amendment filings.

Mr. Kenneth Ellington
June 5, 2020

Response: The amended Form N-CSR filings were made to correct an error. In the original filings, the Code of Ethics of the Funds’ investment adviser, rather than the Code of Ethics of the Funds were included, as intended. In future N-CSR amendment filings, the Funds will ensure than an explanatory note is provided.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (214) 635-1674.

Sincerely,

/s/ John H. Alban
John H. Alban
Chief Financial Officer and Treasurer

cc:    Barry Y. Greenberg, Secretary of the Funds
Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP